

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2016

<u>Via E-mail</u>
James Tanaka
Chief Securities Counsel
American Realty Capital Healthcare Trust III, Inc.
405 Park Ave., 14th Floor
New York, NY 10022

> **Re: American Realty Capital Healthcare Trust III, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 15, 2016**
> **File No. 333-196302**

Dear Mr Tanaka:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Katie Kurtz
       Chief Financial Officer
       American Realty Capital Healthcare Trust III, Inc.
       Via E-mail